

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 26, 2010

Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, CO 80112-3932

>   **Re: Penford Corporation**
>   **Form 10-K for the Fiscal Year Ended August 31, 2009**
>   **Filed November 13, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 21, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
>   **Filed January 8, 2010**
>   **File No. 0-11488**

Dear Mr. Cordier:

      We have reviewed your filing and have the following comments. Please provide
a written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 40

Note 18 – Segment Reporting, page 64

1.   We note that your reported segments represent "broad categories of end-market
      users". Separately, we note that you appear to produce and sell a variety of
      different products. In view of the structure of your reported segments and your

various product offerings, explain to us how you have considered the guidance of
FASB ASB paragraph 280-10-50-40.

Controls and Procedures, page 71

2.   We note your officers concluded that your disclosure controls and procedures
"…are effective to ensure that information required to be disclosed …is
accumulated and communicated to your management…to allow timely decisions
regarding required disclosure." This representation implies a limitation on the
scope of your conclusion and does not address the assessment made as of the end
of the fiscal year.

If you are going to include a representation about *how* the disclosure controls and
procedures are effective, rather than conclude only on whether they were effective
or not effective, then you should use the appropriate language, as expressed in
Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an
issuer that are designed to ensure that information required to be disclosed by the
issuer in the reports that it files or submits under the Act…is recorded, processed,
summarized and reported, within the time periods specified in the Commission's
rules and forms."

In conjunction with your reply, please advise us of the disclosure that would be
pertinent to your quarterly filing as necessary to comply with the requirements of
Items 307 of Regulation S-K.

Exhibits

3.   We note your disclosure at page 7 that there is a collective bargaining agreement
covering the Cedar Rapids-based manufacturing workforce. Please file such
agreement as a material contract, or tell us why such agreement is not required to
be filed. See Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   Item 601(b)(31) of Regulation S-K specifies that the certifications must be
exactly as set forth in the item. In paragraph 4(b) of your certifications, we note
that you have replaced "internal control over financial reporting" with "internal
control over financing reporting." We further note that this variation was also
made to the certifications filed with your quarterly report on Form 10-Q for the
quarter ended November 30, 2009. Please revise to correct this discrepancy.

Definitive Proxy Statement filed December 21, 2009

Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your response, we may raise additional comments.

5.   We note your disclosure at page 17 that your executive compensation and development committee approved for fiscal year 2010 performance-based cash awards for all named executive officers which, if earned, will generally vest in three years. Please disclose the performance targets for such awards. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 26

6.   We note that you report a working capital deficit as of November 30, 2009 and that a significant amount of debt matures within the next 12 months. Disclose your specific intentions with respect to both the working capital deficit and the debt maturities. Additionally, disclose the impact that these items may have on your financial condition, results of operations or liquidity in future periods.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joanna Lam at (202) 551-3476, or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director